1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)

News Release

Contact:	Janet Chen, IR Director
Siliconware Precision Industries Co., Ltd.	janet@spil.com.tw
No.45, Jieh Show Rd.	+886-3-5795678#3675
Hsinchu Science Park, Hsinchu	Mike Ma, Spokesperson
Taiwan, 30056	mikema@spil.com.tw
www.spil.com.tw	+886-4-25545527#5601

Leading Independent Proxy Advisory Firms ISS and Glass Lewis

Recommend Shareholders of SPIL Vote FOR All Proposals of 2016 AGM

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: 2016/5/4

Taichung, Taiwan, May 04, 2016 — Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that Institutional Shareholder Services (“ISS”) and Glass, Lewis & Co. (“Glass Lewis”) have recommended that shareholders support all proposals of 2016 AGM.

ISS and Glass Lewis have published their reports and all recommend that shareholders vote FOR all proposals of AGM, including:

•	Amendments to certain articles of the Company’s Articles of Incorporation

•	Recognition of the Company’s 2015 Business Report and Financial Statements

•	Recognition of 2015 Earnings Distribution (NT$ 2.8 per share)

•	Additional cash payout from capital reserves (NT$ 1.0 per share)

•	Amendment to the Procedures for Acquisition and Disposal of Assets

We look forward to all shareholders voting FOR all proposals for executing our business plan and continuously maximizing shareholder value, and seeing you at the upcoming AGM.

For more proposal information, please find:

•	Meeting Agenda http://www.spil.com.tw/reports/1954/2016%20AGM%20Meeting%20Agenda.pdf

•	Letter To Shareholders For 2016 AGM http://www.spil.com.tw/news/file/1189/Letter%20to%20Shareholders%20041816_with%20slides_EN.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: May 4, 2016	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer